Pursuant to Rule 424(b)(3)
                                                           File No. 333-22133-01


                    CAPCO AMERICA SECURITIZATION CORPORATION
                   COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES
                                 SERIES 1998-D7


Supplement, dated December 15, 1999, to Prospectus Supplement dated September 25, 1998.

PASS-THROUGH RATES

Notwithstanding anything to the contrary set forth in the Prospectus Supplement, the Pass-Through Rates for the Class A-3 and Class A-4 Certificates shall be as follows:

The Pass-Through Rate for the Class A-3 Certificates for any Distribution Date will be equal to the lesser of (i) 6.7400% and (ii) the Weighted Average Net Mortgage Pass-Through Rate for such Distribution Date.

The Pass-Through Rate for the Class A-4 Certificates for any Distribution Date will be equal to the lesser of (i) 7.2300% and (ii) the Weighted Average Net Mortgage Pass-Through Rate for such Distribution Date.

In the event of the prepayment of Mortgage Loans having relatively high interest rates, the Weighted Average Net Mortgage Pass-Through Rate could be lower than 7.2300% or 6.7400%.

CONSIDERATIONS RELATING TO YEAR 2K

General. The Depositor is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "year 2000 problem" is pervasive and complex; virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. However, neither the Depositor nor any affiliate of the Depositor has made any independent investigation of the computer systems of the Servicer or the Trustee. In the event that computer problems arise out of a failure of such efforts to be completed on time, or in the event that the computer systems of the Servicer or the Trustee are not fully year 2000 compliant, the resulting disruptions in the collection or accounting of receipts on the Mortgage Loans could adversely affect distributions on the Certificates.

The Depository Trust Company. DTC has informed members of the financial community that is has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions (including principal and interest payments) to security holders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately on and after January 1, 2000. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate timeframes.

However, DTC's ability to perform properly its services is also dependent upon other parties, including, but not limited to, its participating organizations (through which Certificateholders will hold their Offered Certificates), as well as the computer systems of third-party service providers. DTC has informed the financial community that it is contacting (and will continue to contact) third-party vendors from whom DTC acquires services to: (i) impress upon them the importance of such services being year 2000 compliant and (ii) determine the extent of their efforts with respect to remediation of year 2000 problems with (and, as appropriate, testing of) their services. In addition, DTC has stated that it is in the process of developing such contingency plans as it deems appropriate. If problems associated with the year 2000 issue were to occur with respect to DTC and the services described above, distributions to Certificateholders could be delayed or otherwise adversely affected.

EXHIBIT E

      Exhibit E to the Prospectus Supplement sets forth the Weighted Average Net Mortgage Rate (WAC) calculated for the Mortgage Pool for each Distribution Date based on certain assumptions. Each WAC shown on Exhibit E is 0.005% less than the actual WAC calculated for each Distribution Date.

BASE PROSPECTUS

      The Legal Investment section, on pages 84-86 is amended as follows:

      Replace the last sentence of the second paragraph with the following:

      Section 347 also provides that the enactment by a state of any such legislative restrictions shall not affect the validity of any contractual commitment to purchase, hold or invest in securities qualifying as "mortgage related securities" solely by reason of Section 347 that was made, and shall not require the sale of disposition of any securities acquired, prior to the enactment of such state legislation. Accordingly, the investors affected by any such legislation, when and if enacted, will be authorized to invest in Certificates qualifying as "mortgage related securities" only to the extent provided in such legislation.

      Add the following sentence to the end of the third paragraph:

      The Office of Thrift Supervision (the "OTS") has issued Thrift Bulletin 13a (December 1, 1998), "Management of Interest Rate Risk, Investment Securities, and Derivatives Activities," which thrift institutions subject to the jurisdiction of the OTS should consider before investing in any of the Certificates.

      Delete the last sentence of the fourth paragraph.